EXHIBIT 99.2

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

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Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on April 25, 2008

Notes to proxy

1.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by management.

9.

Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders, except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

Proxies submitted must be received by 4:30 pm, Eastern Daylight Time, on April 22, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a	•	Go to the following web site:	•	You can enroll to receive future securityholder
	touch tone telephone.		www.investorvote.com		communications electronically, by visiting
www.computershare.com - click "Enroll for
e-delivery" under the Shareholder Services menu.

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the internet, DO NOT mail back this proxy.

Voting by mail, courier or hand delivery is the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

I/We, being shareholder(s) of TRANSCANADA CORPORATION hereby appoint: S. Barry Jackson, Chair, or failing him Harold N. Kvisle, President and CEO, or failing him Donald J. DeGrandis, Corporate Secretary

	OR	Print the name of the person you are appointing if this person is someone other than the management nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of TransCanada Corporation to be held at the Roundup Centre, located on the corner of 13 Avenue and Third Street S.E., Calgary, Alberta in Room A - E, on Friday, April 25, 2008 at 10:00 a.m. (Mountain Daylight Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold

01. K. E. Benson	☐	☐	02. D. H. Burney	☐	☐	03. W. K. Dobson	☐	☐	04. E. L. Draper	☐	☐

05. P. Gauthier	☐	☐	06. K. L. Hawkins	☐	☐	07. S. B. Jackson	☐	☐	08. P. L. Joskow	☐	☐

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09. H. N. Kvisle	☐	☐	10. J. A. MacNaughton	☐	☐	11. D. P. O’Brien	☐	☐	12. W. T. Stephens	☐	☐

13. D. M. G. Stewart	☐	☐

2. Appointment of Auditors										For	Withhold
Appointment of KPMG LLP, Chartered Accountants as Auditors and authorize the directors to fix their remuneration.										☐	☐

The proxy is solicited on behalf of the management of the Company.This form of the proxy, when properly executed, confers discretionary authority with respect to amendments to the matters identified in the Notice of Annual Meeting or other matters which properly come before the Meeting and the replacement of any nominee identified above if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for. Where the person whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the shares shall be voted in accordance with the choice so made. If no choice is specified, the shares represented by this proxy will be voted in favour of the matter.

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Authorized Signature(s) - This section must be	Signature(s)	Date
completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

MM/DD/YY

Interim Financial Documents	Annual Financial Statements and Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and management’s discussion and analysis, if they so request. If you wish to receive interim financial statements and management’s discussion and analysis, please mark this box:

☐

As a registered shareholder you will receive annual financial statements, management’s discussion and analysis relating to annual financial statements, and annual reports. If you DO NOT want to receive these materials, please mark the box. If you do not mark the box, you will continue to receive these materials.

☐

As always, you can access TransCanada reports online at www.transcanada.com

A R 2	TRPQ

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